Exhibit (a)(8)

Greenville Federal Financial Corporation	NEWS
Greenville Federal Financial Corporation Commences Modified “Dutch Auction” Tender Offer to Purchase up to 200,000 Shares of its Common Stock in a Price Range of $6.50 to $7.50 per Share
GREENVILLE, Ohio (October 15, 2009) — Greenville Federal Financial Corporation, a federally chartered savings and loan holding company (the “Company”), today announced it is commencing its modified “Dutch Auction” tender offer to purchase its outstanding common shares. In the tender offer, the Company intends to purchase up to 200,000 shares — which represents approximately 8.7% of the shares outstanding — in a price range of $6.50 to $7.50 per share. The tender offer will expire, unless extended by Greenville Federal Financial Corporation, at 5:00 p.m., Eastern Standard Time/4:00 p.m., Central Standard Time, on November 16, 2009. The high end of the per share price range represents a maximum aggregate repurchase of $1,500,000.
A modified “Dutch auction” tender offer allows stockholders to indicate how many shares and at what price within the Company’s specified range they wish to tender. Based on the number of shares tendered and the price specified by the tendering stockholders, the Company will determine the lowest price per share within the range that will enable it to purchase up to 200,000 shares, or such lesser number of shares as are properly tendered. The Company reserves the right in the tender offer to purchase, in its discretion, up to an additional 2% percent of its outstanding shares, if sufficient shares are tendered. Tender offer materials will be distributed promptly to stockholders and filed with the Securities and Exchange Commission.
Keefe, Bruyette & Woods, Inc. will serve as the Dealer Manager/Information Agent for the tender offer. Illinois Stock Transfer Company will serve as the depositary in the tender offer.
Tender offer statement
This press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any shares. The full details of the tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and related materials, which are expected to be mailed to stockholders promptly. Prior to making any decisions with respect to the tender offer, stockholders should read carefully the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Stockholders may obtain free copies, when available, of the offer to purchase and other related materials that will be filed by the Company with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. When available, stockholders also may obtain a copy of these documents, free of charge, from Keefe, Bruyette & Woods, Inc., the Company’s Dealer Manager/Information Agent in

connection with the offer, by calling toll-free (877) 298-6520. Stockholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.
About Greenville Federal Financial Corporation
Greenville Federal Financial Corporation is a federally chartered savings and loan holding company, which owns all of the issued and outstanding common shares of Greenville Federal, a federal savings bank. In January 2006, Greenville Federal Financial Corporation acquired all of the common stock of Greenville Federal upon its conversion from a mutual savings and loan association into a stock savings bank, and Greenville Federal Financial Corporation issued stock to Greenville Federal MHC and subscribers in its initial public offering. Since its formation, Greenville Federal Financial Corporation’s activities have been limited to holding the common stock of Greenville Federal.
Greenville Federal’s business involves attracting deposits from individual and business customers and using these deposits to originate loans to individuals and businesses in its primary market area, which consists of Darke, Preble, Auglaize, Miami, Shelby and Mercer Counties in Ohio and the Indiana counties of Randolph and Wayne. Greenville Federal provides deposit products, including checking, savings, money market and individual retirement accounts and certificates of deposit. It originates loans secured primarily by one- to four-family residences, multi-family residences and nonresidential real estate, although it also makes a variety of consumer and commercial loans.
Forward-looking Statements
Certain of the statements contained in this press release, including, but not limited to, information regarding the plans and objectives of the Company’s management, the anticipated price range for the offer, the ability to terminate registration of the Company’s common stock, cost reductions resulting from deregistration of the Company’s common stock, the timing of the tender offer and the Company’s assumptions regarding such plans, are forward looking in nature. Actual results could differ materially from the forward-looking information in this release, due to a variety of factors, including, but not limited to:
•	changes in the financial condition of the Company due to a variety of factors, including:
o	the recognition of additional non-cash impairment charges with respect to the Company’s investments;

o	a possible redemption of the Company’s investments or change in how its investments are held;

o	changes in general economic conditions, either in our market area or nationally, that are significantly different from what we expect;

o	increases in foreclosures in our market area;

o	increasing difficulty in obtaining deposits;

o	increases in FDIC insurance premiums;

o	inflation and changes in the interest rate environment that reduce our interest margins or reduce the market value of our assets;

o	adverse changes in the securities market;

o	changes in consumer spending, borrowing and savings habits;

o	legislative or regulatory changes that affect our business;

o	changes in accounting policies and practices, as may be adopted by the governmental agencies that regulate our business and the Financial Accounting Standards Board; and

o	unexpected expenses;
•	changes in the laws and regulations governing tender offers;

•	regulatory actions affecting our ability to conduct the tender offer;

•	failure of sufficient numbers of stockholders to tender all of their shares;

•	unexpected or increased expenses related to the tender offer;

•	delays in commencing the tender offer due to SEC review and amendments required;

•	less than expected savings from deregistration; and

•	general regulatory, accounting or economic changes.
Contact:
Jeff D. Kniese
President and Chief Executive Officer
Telephone: (937) 548-4158
Susan J. Allread
Chief Financial Officer
Telephone: (937) 548-4158